Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 320 Registration Statement Nos. 333-221595; 333-221595-01 Dated March 13, 2018 Filed pursuant to Rule 433

Structured Investments

Enhanced Trigger Jump Securities Based on the Value of the Worst Performing of the S&P 500® Index and the Russell 2000® Index due March 30, 2023

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Stated principal amount:	$1,000 per security
Pricing date:	March 26, 2018
Original issue date:	March 29, 2018 (3 business days after the pricing date)
Maturity date:	March 30, 2023
Underlying indices:	The S&P 500® Index (the “SPX Index”) and the Russell 2000® Index (the “RTY Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Payment at maturity:

•    If the final index value of each underlying index is greater than or equal to its respective downside threshold value:

$1,000 + the greater of (i) $1,000 x the index percent change of the worst performing underlying index and (ii) the upside payment

•    If the final index value of either underlying index is less than its respective downside threshold value, meaning the value of either underlying index has declined by more than 30% from its respective initial index value to its respective final index value:

$1,000 × index performance factor of the worst performing underlying index

Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $1,000, and will represent a loss of more than 30%, and possibly all, of your investment.

Upside payment:	At least $250 per security (25% of the stated principal amount). The actual upside payment will be determined on the pricing date.
Index percent change:	With respect to each underlying index, (final index value − initial index value) / initial index value
Index performance factor:	With respect to each underlying index, final index value / initial index value
Worst performing underlying index:	The underlying index with the lesser index performance factor
Initial index value:	With respect to the SPX Index, the index closing value of such index on the pricing date With respect to the RTY Index, the index closing value of such index on the pricing date
Downside threshold value:	With respect to the SPX Index, 70% of the initial index value for such index With respect to the RTY Index, 70% of the initial index value for such index
Final index value:	With respect to each underlying index, the index closing value of such index on the valuation date
Valuation date:	March 27, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61768CG43 / US61768CG431
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $937.20 per security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Enhanced Trigger Jump Securities, which we refer to as the securities, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying preliminary terms, product supplement for Jump Securities, index supplement and prospectus. If the final index value of each underlying index is greater than or equal to 70% of its respective initial index value, which we refer to as the respective downside threshold value, you will receive for each security that you hold at maturity a minimum of at least $250 per security (to be determined on the pricing date) in addition to the stated principal amount. If the worst performing underlying index appreciates by more than at least 25% (to be determined on the pricing date) over the term of the securities, you will receive for each security that you hold at maturity the stated principal amount plus an amount based on the percentage increase of such worst performing underlying index. However, if the final index value of either underlying index is less than its respective downside threshold value, the payment at maturity will be significantly less than the stated principal amount of the securities by an amount that is proportionate to the percentage decrease in the final index value of the worst performing underlying from its initial index value. Under these circumstances, the payment at maturity will be less than $700 per security and could be zero. Accordingly, you could lose your entire initial investment in the securities. Because the payment at maturity on the securities is based on the worst performing of the underlying indices, a decline in either final index value below 70% of its respective initial index value will result in a significant loss on your investment, even if the other underlying index has appreciated or has not declined as much. These long-dated securities are for investors who seek an equity index-based return and who are willing to risk their principal, risk exposure to the worst performing of two underlying indices and forgo current income in exchange for the upside payment feature that applies only if the final index value of each underlying index is greater than or equal to its respective downside threshold value. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes Program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318002693/dp87450_fwp-ps320.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest or guarantee the return of any principal.

•	You are exposed to the price risk of both underlying indices.

•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risk of sustaining a significant loss on your investment than if the securities were linked to just one underlying index.

•	The amount payable on the securities is not linked to the values of the underlying indices at any time other than the valuation date.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The market price of the securities may be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	Investing in the securities is not equivalent to investing in the underlying indices.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to calculate the payment at maturity on the securities. The following examples are for illustrative purposes only. The payment at maturity on the securities is subject to our credit risk. The below examples are based on the following terms. The actual initial index values and downside threshold values will be determined on the pricing date.

Stated Principal Amount:	$1,000 per security
Hypothetical Initial Index Value:	With respect to the SPX Index: 2,200 With respect to the RTY Index: 1,400
Hypothetical Downside Threshold Value:	With respect to the SPX Index: 1,540, which is 70% of its hypothetical initial index value With respect to the RTY Index: 980, which is 70% of its hypothetical initial index value
Hypothetical Upside Payment:	$250 (25% of the stated principal amount)
Interest:	None

EXAMPLE 1: Both underlying indices appreciate substantially, and investors therefore receive the stated principal amount plus $1,000 times the index percent change of the worst performing underlying index.

Final index value		SPX Index: 2,860
RTY Index: 1,960
Index performance factor		SPX Index: 2,860 / 2,200 = 130% RTY Index: 1,960 / 1,400 = 140%
Index percent change		SPX Index: (2,860 – 2,200) / 2,200 = 30% RTY Index: (1,960 – 1,400) / 1,400 = 40%
Payment at maturity	=	$1,000 + ($1,000 x the index percent change of the worst performing underlying index)
	=	$1,000 + $300
	=	$1,300

In example 1, the final index value for the SPX Index has increased from its initial index value by 30%, and the final index value for the RTY Index has increased from its initial index value by 40%. Because the final index value of each underlying index is above its respective downside threshold value, and the index percent change of the worst performing underlying index is greater than the hypothetical minimum positive return of 25%, investors receive at maturity the stated principal amount plus 1-to-1 participation in the performance of the worst performing underlying index.  Investors receive $1,300 per security at maturity.

EXAMPLE 2: The final index values of both underlying indices are at or above their respective downside threshold values but the worst performing underling index has not appreciated by more than 25%, and investors therefore receive the stated principal amount plus the upside payment.

Final index value		SPX Index: 1,870
RTY Index: 1,260
Index performance factor		SPX Index: 1,870 / 2,200 = 85% RTY Index: 1,260 / 1,400 = 90%
Payment at maturity	=	$1,000 + upside payment
	=	$1,000 + $250
	=	$1,250

In example 2, the final index value for the SPX Index has decreased from its initial index value by 15%, and the final index value for the RTY Index has decreased from its initial index value by 10%. Because the final index value of each underlying index is above its respective downside threshold value, investors receive at maturity the stated principal amount plus the hypothetical upside payment of $250. Although both underlying indices have depreciated, investors receive $1,250 per security at maturity.

EXAMPLE 3: The final index value of one of the underlying indices is less than its respective downside threshold value. Investors are therefore exposed to the full decline in the worst performing underlying index from its initial index value.

Final index value		SPX Index: 2,640
RTY Index: 630
Index performance factor		SPX Index: 2,640 / 2,200 = 120% RTY Index: 630 / 1,400 = 45%
Payment at maturity	=	$1,000 × index performance factor of the worst performing underlying index
	=	$1,000 × 45%
	=	$450

In example 3, the final index value for the SPX Index has increased from its initial index value by 20%, and the final index value for the RTY Index has decreased from its initial index value by 55%. Because one of the underlying indices has declined below its respective downside threshold value, investors do not receive the upside payment and instead are exposed to the full negative performance of the RTY Index, which is the worst performing underlying index in this example. Under these circumstances, investors lose 1% of the stated principal amount for every 1% decline in the value of the worst performing underlying index from its initial index value. In this example, investors receive a payment at maturity equal to $450 per security, resulting in a loss of 55%.

EXAMPLE 4: The final index values of both underlying indices are less than their respective downside threshold values. Investors are therefore exposed to the full decline in the worst performing underlying index from its initial index value.

Final index value		SPX Index: 440
RTY Index: 560
Index performance factor		SPX Index: 440 / 2,200 = 20% RTY Index: 560 / 1,400 = 40%
Payment at maturity	=	$1,000 × index performance factor of the worst performing underlying index
	=	$1,000 × 20%
	=	$200

In example 4, the final index value for the SPX Index has decreased from its initial index value by 80%, and the final index value for the RTY Index has decreased from its initial index value by 60%. Because one or more underlying indices have declined below their respective downside threshold values, investors do not receive the upside payment and instead are exposed to the full negative performance of the SPX Index, which is the worst performing underlying index in this example. Under these circumstances, investors lose 1% of the stated principal amount for every 1% decline in the value of the worst performing underlying index from its initial index value. In this example, investors receive a payment at maturity equal to $200 per security, resulting in a loss of 80%.

If the final index value of either of the underlying indices is less than its respective downside threshold value, you will receive an amount in cash that is significantly less than the $1,000 stated principal amount of each security by an amount proportionate to the full decline in the level of the worst performing underlying index from its initial index value over the term of the securities, and you will lose a significant portion or all of your investment.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through February 23, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to February 23, 2018

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2013 through February 23, 2018. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2013 to February 23, 2018